Exhibit 99.5

ANNOUNCEMENT TO THE MARKET

Perdigão (PRGA3 Novo Mercado; PDA Level III ADR), one of the leaders in the Brazilian food market, informs that its wholly-owned subsidiary Batávia S.A. and CCPL have decided to amicably terminate the contract hitherto existing between them.

Batávia’s operations with CCPL will be transferred in December 2008 to the Cooperativa de Barra Mansa, also headquartered in the state of Rio de Janeiro.

As informed previously, Perdigão is reviewing certain of its operating structures in light of its most recent acquisitions, with a view to reducing operating costs and rationalizing its internal processes.

São Paulo (SP), December 09 2008.

Leopoldo Viriato Saboya

Financial and Investor Relations Director

Perdigão Companies